Exhibit 99.2

INVESTOR RIGHTS AGREEMENT

THIS Investor Rights Agreement (this “Agreement”) is made and entered into this May 15, 2026, by and between Nouveau Monde Graphite Inc., a corporation governed by the Act (as defined below) (“NMG” or the “Corporation”), and ENI International B.V., a private limited liability company governed by the laws of the Netherlands (“ENI”) (NMG and ENI being hereinafter collectively called the “Parties”, and individually, a “Party”), in connection with the sale and issuance by NMG of 38,043,478 Common Shares (as defined below) to ENI pursuant to the terms and subject to the conditions of the subscription agreement dated April 9, 2026 by and among NMG and ENI (the “Subscription Agreement”).

As a material inducement of ENI to purchase the Common Shares, NMG hereby agrees that, in addition to any and all other rights provided to ENI as a Shareholder (as defined below) pursuant to the Subscription Agreement and any other agreements entered into by NMG and ENI in connection with ENI’s investment in the Common Shares, ENI will be entitled to the following contractual rights.

1.	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“5% Threshold” means that ENI and its Affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(b)	“10% Threshold” means that ENI and its Affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(c)	“20% Threshold” means that ENI and its Affiliates own, directly or indirectly, 20% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(d)	“Act” means the Canada Business Corporations Act, as amended;

(e)	“Additional Notice Period” shall have the meaning ascribed thereto in Section 3(c);

(f)	“Affiliate” (i) with reference to any Person other than ENI, shall have the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions (in Québec, Regulation 45-106 respecting Prospectus Exemptions); and (ii) with reference to ENI, shall mean Eni S.p.A. (as long as ENI is Controlled by Eni S.p.A.) and any Persons Controlled by Eni S.p.A.

(g)	“Agreement” shall have the meaning ascribed thereto in the preamble hereto, and shall include any amendment and supplement hereto and restatement hereof;

(h)	“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, and the U.K. Bribery Act, in each case as amended;

(i)	“Anti-Money Laundering Laws” means the U.S. Patriot Act, the U.S. Money Laundering Control Act of 1986, the U.S. Bank Secrecy Act, the Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act (Canada), in each case as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which NMG and its Subsidiaries operate;

(j)	“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require;

(k)	“BIS” means the U.S. Bureau of Industry and Security;

(l)	“Blackout Notice” shall have the meaning ascribed thereto in Section 3(o);

(m)	“Blackout Period” shall have the meaning ascribed thereto in Section 3(o);

(n)	“Blackout Termination Notice” shall have the meaning ascribed thereto in Section 3(o);

(o)	“Board” means the board of directors of NMG, as constituted from time to time;

(p)	“Bought Deal” shall have the meaning ascribed thereto in Section 3(b);

(q)	“Board Materials” shall have the meaning ascribed thereto in Section 2(j);

(r)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, in the Netherlands or in Belgium and (ii) a day on which banks are generally closed in Montréal, Québec, in Amsterdam, the Netherlands or in Brussels, Belgium;

(s)	“Canadian Securities Laws” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, as amended from time to time, and the respective rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under such legislation, and the policies, policy statements, instruments, bulletins and notices of one or more of the securities commissions or other securities regulatory authorities in the provinces of Canada, as the same may hereafter be amended from time to time or replaced;

(t)	“Committee Materials” shall have the meaning ascribed thereto in Section 2(j);

(u)	“Common Shares” means common shares in the capital of NMG;

(v)	“Confidentiality Agreement” means the Confidentiality Agreement dated October 10, 2025 between NMG and ENI S.P.A.;

(w)	“Control” shall have the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions (in Québec, Regulation 45-106 respecting Prospectus Exemptions). The terms “Controlled” and “Controlling” shall be construed accordingly;

(x)	“Convertible Securities” means securities that are exercisable or exchangeable for, or convertible into, Common Shares, including options, warrants, convertible notes and convertible debentures;

(y)	“Director” means a member of the Board;

(z)	“Election Meeting” shall have the meaning ascribed thereto in Section 2(e);

(aa)	“ENI” shall have the meaning ascribed thereto in the preamble hereto;

(bb)	“ENI Nominee” shall have the meaning ascribed thereto in Section 2(b);

(cc)	“ENI Observer” shall have the meaning ascribed thereto in Section 2(i);

(dd)	“Exchange Rules” means the rules and regulations of any exchange on which the Common Shares are listed;

(ee)	“Exchanges” shall have the meaning ascribed thereto in Section 7(a);

(ff)	“Excluded Securities” shall have the meaning ascribed thereto in Section 3(h);

(gg)	“Exercise Notice” shall have the meaning ascribed thereto in Section 3(c);

(hh)	“Exercise Notice Period” shall have the meaning ascribed thereto in Section 3(c);

(ii)	“FEOC” means a (A) Person who is a “prohibited foreign entity” as defined in Section 7701(a)(51) of the United States Internal Revenue Code of 1986, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states”, as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy;

(jj)	“FID” has the meaning ascribed thereto in the Subscription Agreement;

(kk)	“FID Equity Offering” has the meaning ascribed thereto in the Subscription Agreement;

(ll)	“First ENI Nominee” shall have the meaning ascribed thereto in Section 2(a);

(mm)	“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf;

(nn)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or Controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(oo)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

(pp)	“Human Rights” means (A) the principles contained in applicable national and international laws and instruments, guidelines and best practices aimed at preventing human rights violations, including the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises and the ILO Declaration on Fundamental Principles and Rights at Work; (B) the provisions of Law concerning terms and conditions of employment (wages and salaries, hours of work, holidays, rest periods, permits, leave of absence, protection of minors of non-working age, supervision methods and accommodation, if any, offered to personnel employed in connection with the execution of contractual services); as well as (C) the national and international regulations against the trade in and trafficking of human beings, immigration regulations and residence permit requirements for citizens of third countries and Laws against forced labour;

(qq)	“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(rr)	“Locked-Up Shares” means, collectively, any Common Shares (i) purchased by ENI or its Affiliates pursuant to the Subscription Agreement, (ii) purchased by ENI or its Affiliates in connection with any exercise of the Pre-Emptive Right or the Top-Up Right, in each case in accordance with the provisions of this Agreement, and (iii) issued to ENI or its Affiliates in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the Common Shares referred to in clauses (i) and (ii) above;

(ss)	“Management Information Circular” means a management information circular prepared by NMG in connection with any Election Meeting;

(tt)	“Market Price” shall have the meaning ascribed thereto in Section 3(i);

(uu)	“NI 62-104” means National Instrument – 62-104 Take-over Bids and Issuer Bids (in Québec, Regulation 62-104 respecting Take-over Bids and Issuer Bids);

(vv)	“NMG” or the “Corporation” shall have the meaning ascribed thereto in the preamble hereto;

(ww)	“Note” means the unsecured convertible note issued by NMG on November 8, 2022 to Investissement Québec, as amended or amended and restated from time to time;

(xx)	“NYSE” means the New York Stock Exchange;

(yy)	“Observer Agreement” shall have the meaning ascribed thereto in Section 2(j);

(zz)	“Offering” shall have the meaning ascribed thereto in Section 3(a);

(aaa)	“Offering Notice” shall have the meaning ascribed thereto in Section 3(b);

(bbb)	“Parties” and “Party” shall have the meaning ascribed thereto in the preamble hereto;

(ccc)	“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right remains exercisable;

(ddd)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(eee)	“Pre-Emptive Right” shall have the meaning ascribed thereto in Section 3(a);

(fff)	“Pre-Emptive Right Securities” shall have the meaning ascribed thereto in Section 3(a);

(ggg)	“Pro Rata Interest” means on any date, the aggregate security ownership interest of ENI and its Affiliates in NMG, expressed as a percentage, equal to (i) the aggregate number of Common Shares and other voting or equity shares of NMG owned, directly or indirectly, or over which Control or direction is exercised, by ENI and its Affiliates; divided by (ii) the issued and outstanding Common Shares and other voting or equity shares of NMG. For purposes of this calculation, any voting or equity shares of NMG issuable upon the exercise or conversion of any Convertible Securities shall be excluded from this calculation and not included in the calculations of (i) and (ii) above;

(hhh)	“Registration Rights Agreement” means the registration rights agreement dated as of the dated hereof by and between NMG and ENI;

(iii)	“Sanction” means any laws or regulations concerning trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time by a Sanctions Authority;

(jjj)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any Sanctions; (ii) a Person organized under the laws of or incorporated in (in case of an entity), or resident in (in case of an individual), a Sanctioned Territory, or which is otherwise subject to any Sanction in a Sanctioned Territory; or (iii) an entity owned or Controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(kkk)	“Sanctioned Territory” means, at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country or territory or its government (which at the time of this Agreement includes Cuba, Democratic People’s Republic of Korea, the Islamic Republic of Iran, the Crimea, Kherson and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(lll)	“Sanctions Authority” means the United States government and any of its agencies (including OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom of Great Britain and Northern Ireland, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(mmm)	“SEC” means the United States Securities and Exchange Commission;

(nnn)	“Second ENI Nominee” shall have the meaning ascribed thereto in Section 2(b);

(ooo)	“Shareholder” shall have the meaning ascribed thereto in Section 2(d);

(ppp)	“Subject Business” shall have the meaning ascribed thereto in Section 7(m)(ii);

(qqq)	“Subscription Agreement” shall have the meaning ascribed thereto in the preamble hereto;

(rrr)	“Subsidiary” shall have the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions (in Québec, Regulation 45-106 respecting Prospectus Exemptions);

(sss)	“Supplemental Exercise Notice” shall have the meaning ascribed thereto in Section 3(c);

(ttt)	“Supplemental Offering Notice” shall have the meaning ascribed thereto in Section 3(c);

(uuu)	“Top-Up Event” shall have the meaning ascribed thereto in Section 3(i);

(vvv)	“Top-Up Exercise Notice” shall have the meaning ascribed thereto in Section 3(j);

(www)	“Top-Up Notice” shall have the meaning ascribed thereto in Section 3(i);

(xxx)	“Top-Up Right” shall have the meaning ascribed thereto in Section 3(i);

(yyy)	“Top-Up Shares” shall have the meaning ascribed thereto in Section 3(i);

(zzz)	“TSX” means the Toronto Stock Exchange;

(aaaa)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(bbbb)	“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC; and

(cccc)	“VWAP” shall have the meaning ascribed thereto in Section 3(i).

2.	Board Nomination Rights; Nomination Procedure; Board Observer Rights

(a)	For so long as the 10% Threshold is met, ENI shall be entitled, at its own discretion, to designate one nominee (the “First ENI Nominee”) for election or appointment to the Board.

(b)	In addition to its right to designate the First ENI Nominee pursuant to Section (a), for so long as the 20% Threshold is met, ENI shall be entitled, at its own discretion, to designate one additional nominee (the “Second ENI Nominee”, and together with the First ENI Nominee, the “ENI Nominees”, and individually, a “ENI Nominee”) for election or appointment to the Board. If ENI is entitled to designate the Second ENI Nominee pursuant to this Section (b), then at least one of the ENI Nominees shall be independent of NMG within the meaning of (i) section 1.4 of National Instrument 51-102 – Audit Committees (in Québec, Regulation 52-110 respecting Audit Committees), and (ii) Section 303A.02 of the NYSE Listed Company Manual and applicable rules of the SEC at the time of such ENI Nominee’s election as a Director and for so long as such ENI Nominee continues to be a Director. In connection with the designation of the ENI Nominees, ENI shall consider the equity, diversity and inclusion programs, policies and strategies of NMG, and ENI shall consider in good faith any views, positions and recommendations made by NMG regarding the designation of the ENI Nominees in connection therewith.

(c)	Notwithstanding the foregoing, to be eligible as a ENI Nominee, such individual must be eligible to be a corporate director pursuant to the Act, applicable Canadian Securities Laws and Exchange Rules and consent in writing to act as a director of NMG.

(d)	As long as ENI has a right to designate a ENI Nominee for election or appointment to the Board under this Section 2, NMG shall (i) ensure that NMG’s constating documents authorize the election or appointment of such ENI Nominee to the Board, and (ii) include such ENI Nominee in any Management Information Circular, and take the necessary steps to comply with the rights of ENI, including (i) recommending to the holders of the Common Shares or other shares in the capital of NMG (collectively, the “Shareholders”) that they vote in favour of the election of such ENI Nominee to the Board, and (ii) supporting such ENI Nominee for election in a manner which is no less rigorous and favourable than the manner in which NMG supports all of the other nominees for election as Directors, which, for the avoidance of doubt shall include soliciting proxies for the election of all of the nominees of the Corporation for election as Directors.

(e)	NMG shall notify in writing ENI of its intention to hold a meeting of Shareholders at which, among other things, the election of Directors is considered (an “Election Meeting”) and the time at which the Management Information Circular relating to such meeting is anticipated to be approved by the Board at least 45 days and no more than 75 days before such anticipated approval, subject to a shorter notification period with the prior written consent of ENI. ENI shall have the right to notify NMG of the ENI Nominee or the ENI Nominees designated by it in accordance with this Section 2 at any time, but at least 15 days before the date of the anticipated approval of the Management Information Circular by the Board, failing which ENI shall be deemed to have designated each of the ENI Nominees who is serving as a Director at such time, subject to such individual continuing to satisfy the conditions for election or appointment to the Board set forth in Section 2(c), as applicable.

(f)	Before the Election Meeting following the date of this Agreement, or if the individual designated by ENI as a ENI Nominee ceases to be a director of NMG or if the Board position held by a ENI Nominee otherwise becomes vacant, ENI shall be entitled to designate another individual as a ENI Nominee to replace such ENI Nominee, and such individual shall be appointed by the Board as soon as reasonably practicable, insofar as the Act, applicable Canadian Securities Laws and Exchange Rules allow, for a term ending at the close of the next annual meeting of Shareholders. Failing such a designation by ENI, the Board may fill the vacancy, but only if it is required to do so to comply with the Act, applicable Canadian Securities Laws and Exchange Rules, provided such individual thereby designated by the Board to fill such vacancy resigns as soon as ENI elects to designate a ENI Nominee to fill such vacancy.

(g)	Until May 15, 2027 and provided that:

(i)	ENI has exercised its right to designate a ENI Nominee in accordance with this Section 2;

(ii)	NMG has provided ENI with advance written notice of the Director nominees that management of NMG will recommend Shareholders vote in favour of in connection with an annual general meeting of the Shareholders (collectively, the “Management Nominees”);

(iii)	no Management Nominee is a Sanctioned Person or a FEOC; and

(iv)	ENI shall be entitled not to vote, or to abstain from voting, on the election of the Management Nominees,

then ENI agrees to vote all Common Shares beneficially owned, or over which Control or direction is exercised, by ENI and its Affiliates at each Election Meeting in favour of the Management Nominees, other than: (i) in connection with any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction; (ii) any Management Nominees who the Board is recommending as required under or in connection with arrangements with another Shareholder; or (iii) any Management Nominees whose nomination is, in the opinion of ENI, acting reasonably, not appropriate for reputational or similar reasons.

(h)	The ENI Nominees shall be entitled to disclose any information or documentation received by them in their capacity as members of the Board to ENI or its Affiliates. To the extent that any information disclosed by any of the ENI Nominees is “Confidential Information” (as defined in the Confidentiality Agreement), ENI agrees to treat and shall cause any of its Affiliates to treat such information or documentation as “Confidential Information” in accordance with the Confidentiality Agreement.

(i)	For so long as ENI is entitled to designate a ENI Nominee pursuant to this Section 2, ENI shall be entitled (but not obligated) to designate an observer (a “ENI Observer”) to attend all meetings of the Board. If (i) ENI ceases to have the right to designate a ENI Nominee pursuant to this Section 2, and (ii) the 5% Threshold is met, then ENI shall also have the right to appoint a ENI Observer to attend all meetings of the Board. NMG shall invite the ENI Observer to, subject to the terms of the Observer Agreement, attend and participate in all meetings of the Board in a non-voting capacity.

(j)	NMG shall, subject to the exclusions outlined in Section 2(k), give the ENI Observer (i) copies of all notices, minutes, consents and other materials related to the Board or any of its committees (collectively, the “Board Materials”) that it provides to the Directors (in their capacity as Directors only and not as members of any committee) at the same time and in the same manner as provided to such Directors, and (ii) to the extent invited to attend a meeting of a committee of the Board only, copies of all notices, minutes, consents and other materials related to such committee and meeting (collectively, the “Committee Materials”) that it provides to the members of such committee at the same time and in the same manner as provided to such members; provided, however, that the ENI Observer shall agree to enter into an observer governance and confidentiality agreement with NMG, in form and substance satisfactory to NMG, acting reasonably and on terms and subject to conditions not less favourable to the Eni Observer in any respect than those applicable to any other Board observer (an “Observer Agreement”), prior to being permitted to attend any meetings of the Board or being provided with any Board Materials or Committee Materials.

(k)	The ENI Observer may be excluded from access to any Board Materials and, if applicable, Committee Materials, or any portion thereof if, in the opinion of NMG’s counsel, (i) such exclusion is reasonably necessary to (x) preserve the solicitor-client or litigation privilege between the Corporation or its Affiliates and its counsel (provided that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege), or (y) prevent a conflict of interest between ENI and NMG (it being understood that this includes any sensitive information relating to or potentially affecting NMG’s relationship with ENI), or (ii) such exclusion is required in order to comply with any applicable Laws.

(l)	The ENI Observer shall be entitled to disclose any information or documentation received by them to ENI or any of its Affiliates. To the extent that any information disclosed by the ENI Observer is “Confidential Information” (as defined in the Confidentiality Agreement), ENI agrees to treat and shall cause any of ENI’s Affiliates to treat such information or documentation as “Confidential Information” in accordance with the Confidentiality Agreement.

(m)	For so long as a ENI Nominee is serving on the Board, such ENI Nominee shall be entitled in such ENI Nominee’s discretion to (i) be a member of such committees of the Board to which such ENI Nominee may be appointed from time to time, and (ii) attend any Board committee meetings, and receive any related Committee Materials at the same time and in the same manner as provided to the members of the relevant Board committee. In addition to the foregoing, as long as a ENI Nominee is serving on the Board, such ENI Nominee (and not more than one ENI Nominee) shall be entitled to be, in such ENI Nominee’s discretion, a member of the Project Management and Development Committee, at which it shall be entitled to be accompanied by a team of technical experts of no more than two persons, for technical assistance purposes and without participation rights, at the meetings of such committee. For the avoidance of doubt, the ENI Observer shall not be entitled to be a member of any committee of the Board.

(n)	NMG shall allow the ENI Nominees and the ENI Observer to participate in any Board or committee meetings (that they are entitled to attend) remotely by videoconference or by means of a similar communication equipment whereby all persons participating in the Board meeting or committee meeting, as applicable, are able to hear, see and speak to each other.

(o)	The ENI Nominees shall be entitled to the same board compensation, indemnification and insurance coverage as other non-management Directors (unless waived by ENI). NMG shall pay travel and other expenses incurred by the ENI Nominees in connection with their attendance at in-person meetings of the Board or any committee thereof.

(p)	NMG covenants and agrees that any advance notice by-law or policy or similar instrument, of or adopted by NMG shall not restrict, limit, prohibit or conflict with the exercise by ENI of its nomination rights under this Section 2.

(q)	NMG shall not be required to (i) pay any compensation to, or reimburse any expenses of, any ENI Observer, or (ii) provide any indemnification, or maintain coverage under any policies of directors’ and officers’ insurance, in favour of any ENI Observer.

(r)	Subject to Section (d)(i), rules and procedures regarding Board size and operations, including notification periods, meeting agenda content, remote participation rights and maximum number of Directors shall be governed in accordance with NMG’s Articles and By-Laws, as may be amended from time to time in accordance with the Act.

3.	Pre-Emptive Right and Top-Up Right

(a)	In the event of any issuance of Common Shares or Convertible Securities (collectively, the “Pre-Emptive Right Securities”, and any such issuance of Pre-Emptive Right Securities pursuant to a public offering, a private placement or otherwise, an “Offering”), ENI shall have the right (the “Pre-Emptive Right”) to subscribe for and to be issued, on the same terms and conditions of such Offering, at the offering price per Pre-Emptive Right Security determined pursuant to Section 3(e), and otherwise on substantially the same terms and conditions of the Offering (provided that, if ENI is prohibited by Applicable Securities Laws or other applicable Laws from participating on substantially the same terms and conditions of the Offering, the Corporation shall use commercially reasonable efforts to enable ENI to participate on terms and conditions that are as substantially similar as circumstances permit):

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering; and

(ii)	in the case of an Offering of Convertible Securities, up to such number of Convertible Securities (assuming conversion, exercise or exchange of all of the Convertible Securities issued in connection with such Offering and issuable pursuant to this Section 3(a)) as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by ENI and its Affiliates as part of the Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to ENI to be completed in accordance with Section 3(d), unless NMG and ENI agree that ENI will participate directly in the Offering.

(b)	Promptly, and at least ten (10) Business Days (or such shorter period as may be required to comply with the rules of the TSX or the NYSE) prior to the public announcement of the Offering (or, in the case of an Offering that is made pursuant to a “bought deal agreement” (as defined in National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions)) (a “Bought Deal”), at least two (2) Business Days), NMG shall deliver to ENI a notice in writing (the “Offering Notice”). The Offering Notice shall set out:

(i)	to the extent known, the number of Common Shares or Convertible Securities proposed to be issued under such Offering;

(ii)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Offering;

(iii)	to the extent known, the offering price per Common Share or Convertible Security proposed to be issued by NMG under such Offering;

(iv)	to the extent known, the name of any agent(s) or underwriter(s) expected to be involved in the Offering;

(v)	the intended form of the Offering (including a Bought Deal, overnight marketed, fully marketed or private placement);

(vi)	the expected use of the proceeds of the Offering;

(vii)	the proposed closing date of the Offering;

(viii)	the number of Common Shares and Convertible Securities outstanding as of the date of the Offering Notice; and

(ix)	if known to the Corporation, and as permitted by Applicable Securities Laws, within one (1) Business Day of the Corporation becoming aware of such information, the intention of any other investor to subscribe for and purchase Pre-Emptive Right Securities under rights similar to the Pre-Emptive Right, as applicable.

(c)	If ENI wishes to exercise the Pre-Emptive Right in respect of an Offering, ENI shall give written notice to NMG (the “Exercise Notice”) of its intention to exercise such right and of the number of Common Shares or Convertible Securities, as applicable, that ENI wishes to subscribe for and purchase pursuant to the Pre-Emptive Right. ENI shall deliver the Exercise Notice to subscribe to: (i) an Offering (other than in connection with a public offering that is a Bought Deal), within seven (7) Business Days after the date of receipt of the Offering Notice, or (ii) an Offering that is a Bought Deal, within 24 hours after the date of receipt of the Offering Notice (each, the “Exercise Notice Period”). In the event the Offering Notice does not contain enough information on the anticipated Offering as set forth in Section 3(b)(i) through (viii) to allow ENI to provide the Exercise Notice within the 7-Business Day period provided for in (c)(i) above, NMG shall provide a subsequent complementary notice including all the information set forth in Section 3(b)(i) through (viii), immediately after all such information is known to NMG (the “Supplemental Offering Notice”), it being understood that an Exercise Notice that contains the information set forth in Section 3(b)(i) and 3(b)(ii), as well as sufficient information (including any calculation formula) to determine the price set forth in Section 3(b)(iii) shall be deemed a sufficient Exercise Notice not requiring any Supplemental Offering Notice and that any other notice provided by NMG in such circumstances shall not be deemed a Supplemental Offering Notice for the purposes herein. ENI shall then give written notice to NMG within forty-eight (48) hours after receipt of such Supplemental Offering Notice (the “Additional Notice Period”) of its intention to exercise its Pre-Emptive Right (the “Supplemental Exercise Notice”).

(d)	If ENI delivers an Exercise Notice or Supplemental Exercise Notice, as the case may be, to NMG within the Exercise Notice Period or the Additional Notice Period (as applicable), then NMG shall, subject to the receipt of all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to ENI), which approvals NMG shall use its best efforts to obtain, and subject to compliance with applicable Laws, issue to ENI against payment of the subscription price payable in respect thereof and as determined pursuant to Section 3(e), that number of Common Shares or Convertible Securities set forth in the Exercise Notice or Supplemental Exercise Notice, as the case may be.

(e)	The Pre-Emptive Right will be exercisable by ENI at the offering price made available by the Corporation to other investors in such Offering; provided that if the offering price is lowered by the Corporation in the course of any such Offering, ENI will be entitled to pay the lowest price paid to the Corporation by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Pre-Emptive Right Securities) in respect of each class of securities issued (and ENI will be entitled to a refund (to be paid to ENI within two (2) Business Days of completion of the Offering) to the extent that it has already remitted funds to the Corporation in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering; and provided, further, that, if the consideration payable in connection with the Offering is not cash, subject to Applicable Securities Laws, the Pre-Emptive Right will be exercisable by ENI at a price in cash per Pre-Emptive Right Security equal to the implied value per Pre-Emptive Right Security of the non-cash consideration payable under the relevant agreement(s) in respect of the Offering.

(f)	The closing of the exercise by ENI of the Pre-Emptive Right will take place on the closing date set out in the Offering Notice or Supplemental Offering Notice (as applicable), which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Offering Notice or Supplemental Offering Notice, as applicable (or such earlier or later date as the Parties may agree), then ENI may elect to withdraw its Exercise Notice or Supplemental Exercise Notice (as applicable), in which case NMG will have no obligation to issue to ENI, and ENI will have no obligation to subscribe for or purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(g)	If ENI does not elect to exercise its Pre-Emptive Right in connection with an Offering in full, then NMG shall be free, for a period of 90 days following the expiration of the Exercise Notice Period or Additional Notice Period, as the case may be (or the date of such notice from ENI to NMG that it will not exercise its Pre-Emptive Right, if delivered prior to the expiration of the Exercise Notice Period or the Additional Notice Period, as applicable), to issue and sell the Pre-Emptive Right Securities subject to the Offering Notice or the Supplemental Offering Notice, as the case may be, on terms and conditions not more favourable to the purchasers thereof; provided that any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) after such 90-day period, or any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) during such 90-day period on terms and conditions more favourable to the purchasers thereof than those offered to ENI in the Offering Notice or the Supplemental Offering Notice, must, in either case, be reoffered to ENI pursuant to this Section 3 as a new Offering.

(h)	The Pre-Emptive Right of ENI shall not apply, and NMG will not be required to grant any right to ENI to subscribe for and purchase Common Shares or Convertible Securities, as applicable, in the following circumstances:

(i)	in respect of the issuance of securities pursuant to any at-the-market distribution;

(ii)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements or equity incentive plans of NMG and any issuance of Common Shares pursuant thereto;

(iii)	in connection with the conversion of the Note or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security issued prior to the date hereof;

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with third party lenders to NMG, in each case, with an equity component;

(v)	in connection with any transaction pursuant to which NMG issues Common Shares or Convertible Securities for non-cash consideration in a business acquisition or rollover transaction, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company; in each case, excluding such transactions where NMG would not be the surviving entity as a publicly traded company;

(vi)	in respect of the exercise of any top-up right similar to the Top-Up Right by any other third party; and

(vii)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that ENI shall be permitted to participate in any such event in its capacity as a Shareholder to the same extent as all other Shareholders),

(such securities to be issued by the Corporation in the foregoing circumstances, the “Excluded Securities”), and, in each case, which has been approved by the Board.

(i)	NMG shall deliver to ENI a written notice (the “Top-Up Notice”) as soon as reasonably practicable if the Pro Rata Interest becomes less than 20%, 10% or 5% as a result of NMG issuing Excluded Securities or Pre-Emptive Right Securities for which ENI has elected not to exercise its Pre-Emptive Right (a “Top-Up Event”) setting out the number of Top-Up Shares. Upon receipt of a Top-Up Notice, ENI shall have the right (the “Top-Up Right”), within 90 days of receipt of the Top-Up Notice, to subscribe for and purchase, by way of a private placement, up to such number of Common Shares as would result in the Pro Rata Interest immediately following completion of the Top-Up Event being equal to the Pro Rata Interest immediately prior to the Top-Up Event (the “Top-Up Shares”). The price of the Top-Up Shares to be subscribed for and purchased by ENI under the Top-Up Right will be, subject to Applicable Securities Laws: (i) if the Common Shares are then listed on the TSX, the “VWAP” (as defined in the TSX Company Manual) (the “VWAP”) of the Common Shares on the TSX for the twenty consecutive trading days prior to the date of receipt of the Top-Up Notice, or (ii) to the extent the Common Shares are not then listed on the TSX, the VWAP of the Common Shares on such other exchange on which the Common Shares are then listed for the twenty consecutive trading days prior to the date of receipt of the Top-Up Notice (in each case, the “Market Price”); provided that, if the Top-Up Right is triggered by NMG issuing Excluded Securities pursuant to Section 3(h)(v) for non-cash consideration, subject to Applicable Securities Laws, the price of the Top-Up Shares to be subscribed for and purchased by ENI under the Top-Up Right will be a price in cash per Top-Up Share equal to the Market Price per Top-Up Share; provided, further, that, if the Top-Up Right is triggered by NMG issuing Excluded Securities to a third party in accordance with Section 3(h)(vi) in respect of a top-up right of such third party which has in turn been triggered by the transactions contemplated by the FID Equity Offering, subject to Applicable Securities Laws, the price per Top-Up Share to be subscribed for and purchased by ENI under the Top-Up Right will be the lower of (A) the price per share paid by such third party exercising its top-up right with respect to such Excluded Securities and (B) the Share Price (as defined in the Subscription Agreement); and provided, further, that, if a Blackout Period delays the issuance of Top-Up Shares under the Top-Up Right, in circumstances where a Top-Up Exercise Notice has been delivered by ENI prior to the Blackout Period, the Market Price shall be calculated: (A) as at the date on which the Top-Up Exercise Notice was delivered by ENI, if permitted by applicable Exchange Rules; or (B) under applicable Exchange Rules after applying up to the maximum permitted discount available in connection with such exercise of the Top-Up Right that would result in ENI subscribing for or purchasing the Top-Up Shares at the price that is as close as possible to, but not less than, the price that would apply in (A) if permitted by applicable Exchange Rules. For the avoidance of doubt, in no circumstances shall the Corporation be required to issue Top-Up Shares at a discount that exceeds the maximum allowable discount under Exchange Rules. The Corporation covenants and agrees to request the applicable Exchange to provide price protection, and issuance and listing approval, as applicable, to permit the Top-Up Shares to be issued at the price determined pursuant to this Section 3(i). NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Top-Up Shares, as applicable, to ENI), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to ENI against payment of the subscription price payable in respect thereof, that number of Top-Up Shares set forth in the Top-Up Exercise Notice.

(j)	If ENI wishes to exercise the Top-Up Right in respect of a Top-Up Notice, ENI shall give written notice to NMG (the “Top-Up Exercise Notice”) of its intention to exercise such right and of the number of Top-Up Shares that ENI wishes to subscribe for and purchase pursuant to the Top-Up Right.

(k)	For greater certainty, if ENI does not exercise its Top-Up Right by delivering, within the 90-day period provided for in Section 3(i), a Top-Up Exercise Notice, ENI will no longer be entitled to exercise any Top-Up Right or other right in connection with the issuance referred to in the applicable Top-Up Notice (it being understood, for greater certainty, that if ENI is entitled to exercise any other right (including a Top-Up Right) if a Pro Rata Interest is lower than the Pro Rata Interest for which the applicable Top-Up Notice was delivered to ENI, ENI shall be entitled to exercise any right (including any Top-Up Right) with respect to any such lower Pro Rata Interest).

(l)	Notwithstanding Section 3(c), in the event that ENI does not deliver an Exercise Notice (or a Supplemental Exercise Notice, as applicable) to the Corporation in connection with an Offering within the Exercise Notice Period (or the Additional Notice Period, as applicable), ENI shall have the right, within an additional 20 days after the closing of an Offering, to deliver to NMG an Exercise Notice to subscribe for and purchase Pre-Emptive Right Securities, by way of a private placement, at the same price and conditions as the Offering for which ENI has failed to deliver the Exercise Notice (or Supplemental Exercise Notice, as applicable). NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to ENI), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to ENI against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(m)	The Corporation agrees to take any and all commercially reasonable steps as are required to facilitate the rights of ENI set forth in this Section 3, including: (i) undertaking a private placement or directed offering of Common Shares, Convertible Securities or Top-Up Shares to ENI in connection with the exercise of such rights, or (ii) if required, increasing the size of the Offering to satisfy its obligations to ENI pursuant to the exercise of its Pre-Emptive Right, in each case, subject to obtaining any regulatory or other approvals required by applicable Laws or Exchange Rules.

(n)	If the Corporation is required by Exchange Rules, Applicable Securities Laws or otherwise under applicable Laws to seek Shareholder approval for the issuance of all or a portion of the Common Shares, Convertible Securities or Top-Up Shares to ENI, then the Corporation shall: (i) complete the issuance of that portion, if any, of such Common Shares, Convertible Securities or Top-Up Shares which may be issued without prior Shareholder approval, as applicable, to ENI in accordance with the terms of this Section 3, (ii) cause the issuance of the balance of the Common Shares, Convertible Securities or Top-Up Shares to ENI to be included on the agenda and voted upon by Shareholders at the Corporation’s next shareholder meeting, and (iii) recommend approval of the issuance of the Common Shares, Convertible Securities or Top-Up Shares which are subject to Shareholder approval to ENI and shall solicit proxies in support thereof. ENI shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Corporation shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to ENI, to the extent commercially reasonable.

(o)	Notwithstanding any other provision of this Agreement, to the extent that the Corporation shall have determined in good faith, after obtaining the advice of external legal counsel, that it is prohibited under Applicable Securities Laws from offering or issuing Top-Up Shares to ENI as a result of the existence of material undisclosed information relating to the Corporation or a regularly scheduled quarterly blackout period that shall not exceed a period commencing on the date following the end of a fiscal year or an interim period and ending on the date that is two trading days following release of the relevant annual or interim financial statements (a “Blackout Period”), the Corporation may delay compliance with the deadlines to give notice of or complete the issuance of Top-Up Shares; provided that it complies with the alternative procedures set out in this Section 3(o). If the commencement or completion of the exercise by ENI of a Top-Up Right is delayed as a result of a Blackout Period, the Corporation shall deliver to ENI: (i) prompt written notice (the “Blackout Notice”) that the exercise of a Top-Up Right has been triggered but is delayed as a result of a Blackout Period, including details of the commencement and termination date (if known) of such Blackout Period, and (ii) no more than five (5) Business Days following the end of such Blackout Period, written notice (a “Blackout Termination Notice”) that the Blackout Period has ended. Following delivery to ENI of the Blackout Notice, ENI shall not be entitled to deliver a Top-Up Exercise Notice in respect of the exercise of the Top-Up Right, in which case ENI shall be entitled to deliver its Top-Up Exercise Notice within 90 days of receipt of the Blackout Termination Notice. Where a Top-Up Exercise Notice is delivered prior to the commencement of a Blackout Period, the relevant Top-Up Shares shall be issued to ENI no more than ten (10) Business Days following the end of such Blackout Period.

(p)	ENI shall not be entitled to exercise the Pre-Emptive Right under this Section 3, and the Pre-Emptive Right shall terminate on the date on which the 10% Threshold ceases to be met (except during the exercise period, including any Blackout Period, and unless ENI exercises its Top-Up Right in accordance with Section 3(i)).

(q)	ENI shall not be entitled to exercise the Top-Up Right under this Section 3, and the Top-Up Right shall terminate on the date on which the 5% Threshold ceases to be met (except during the exercise period, including any Blackout Period, and unless ENI intends to exercise its Top-Up Right in accordance with Section 3(i)).

4.	Information Rights

(a)	In the case of (x) Section 4(a)(i), for so long as the 10% Threshold is met, (y) Section 4(a)(ii)(1) and (2), for so long as the 5% Threshold is met, and (z) Section 4(a)(ii)(3) and (4), for so long as ENI or any of its Affiliates is a shareholder of NMG:

(i)	NMG shall provide ENI, its designees and its representatives with reasonable access upon reasonable notice during normal business hours, to:

(1)	NMG’s and its Subsidiaries’ books and records so that ENI, its designees and its representatives may conduct reasonable inspections, investigations and audits relating to NMG and its Subsidiaries, including as to the internal accounting controls and operations of NMG and its Subsidiaries;

(2)	conduct a maximum of two site visits per year at NMG’s and its Subsidiaries’ properties and facilities, unless reasonably required by ENI to comply with applicable Laws, in which case NMG will allow ENI, its designees and its representatives, upon reasonable notice during normal business hours, to conduct a maximum of two additional site visits per year at NMG’s and its Subsidiaries’ properties and facilities;

(ii)	NMG shall:

(1)	deliver to ENI, forthwith following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Entity or any litigation proceedings or filings involving NMG, in each case, in respect of NMG’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of NMG and its Subsidiaries anywhere in the world, and any responses by NMG in respect thereto;

(2)	deliver to ENI, as soon as available (and in any event within 45 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 90 days) after the end of such quarter or calendar month, as the case may be), a copy of the quarterly, or if available monthly, financial and operational report for the Corporation;

(3)	deliver to ENI, as promptly as practicable, such information and documentation relating to NMG and its Affiliates as ENI may reasonably request from NMG from time to time for purposes of complying with ENI’s tax reporting obligations with respect to its ownership of NMG; and

(4)	deliver to ENI, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect ENI’s or its Affiliates’ reputation.

(b)	The provision of any information pursuant to this Section 4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege.

5.	Lock-Up

(a)	Except as expressly permitted by Section 5(d), until May 15, 2027 (the “Lock-Up Expiration Date”), none of ENI or any of its Affiliates shall, directly or indirectly, assign, sell, transfer, offer, contract to sell, accept an offer to purchase, gift, pledge, encumber, hypothecate, provide a security interest in respect of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, whether by actual disposition or effective economic disposition pursuant to any swap or other arrangement that transfers to another, in whole or in part, any interest in, or economic consequences of ownership of any of the Locked-Up Shares owned, directly or indirectly, by ENI or any of its Affiliates (a “Transfer”).

(b)	In case of breach by NMG of any of its undertakings provided for in Section 2, or in case any ENI Nominee is not appointed to the Board pursuant to Sections 2(d) to 2(f), in case of a vacancy, at the expiration of the period prescribed in NMG’s By-Laws to fill a Board vacancy in accordance with Section 2(f), then the restrictions of Section 5(a) shall no longer apply. In addition to the foregoing, the restrictions of Section 5(a) shall no longer apply in case of: (i) any material breach by NMG of this Agreement or of the Subscription Agreement that is not cured within 10 Business Days of such breach; or (ii) NMG, any of its Affiliates or any of their respective executives, being the subject of any of (x) investigation, conviction, arrest, or guilty plea or admission of guilt, no contest or nolo contendere, relating to fraud, bribery, corruption, money-laundering, racketeering, or other misuse of funds by a Governmental Entity; or (y) public allegations by a First Nation, Governmental Entity or director, officer or employee of NMG relating to a material violation of human rights or indigenous land, territory or resources rights, or other offenses involving moral turpitude that are reasonably likely to result in reputational harm to ENI.

(c)	Following the Lock-Up Expiration Date and except as expressly permitted by Section 5(d), none of ENI or its Affiliates shall knowingly Transfer any Locked-Up Shares to a Sanctioned Person or to a FEOC; provided that any Transfer that takes place through the facilities of a stock exchange on which the Common Shares are listed or through a transaction facilitated by a broker-dealer without disclosure being made to ENI of the purchaser of such securities, shall not constitute a breach of this Section 5(c).

(d)	The restrictions and limitations contained in Section 5(a) shall not apply to:

(i)	any Transfer in favour of any Affiliates of ENI, provided that any such transferee shall, prior to any such Transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to ENI, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, or an agreement that NMG believes, acting reasonably, is substantially conformed with the terms of this Agreement, mutatis mutandis;

(ii)	any Transfer pursuant to a bona fide third party “take-over bid” (as defined in NI 62-104), including pursuant to any lock-up, support or similar agreement; provided that such take-over bid is made in compliance with section 2.8 of NI 62-104 and that in the event that the take-over bid is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iii)	any Transfer pursuant to a “business combination” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions)) involving NMG, including pursuant to any lock-up, support or similar agreement, provided that in the event that the business combination is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iv)	any Transfer to a nominee, a custodian (including a trust) or an intermediary where there is no change in ownership;

(v)	any Transfer in connection with ENI pledging or hypothecating any Locked-Up Shares in favour of a Lender as security for a bona fide loan; provided that the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a); and

(vi)	any other Transfer of any securities pursuant to the exercise of any right pursuant to this Agreement or the Registration Rights Agreement.

(e)	Nothing in this Agreement, including the disapplication of the restrictions of Section 5(a) in case of application of Section 5(b), shall be construed as a waiver of the statutory lockup provisions and any other transfer restrictions contained in Applicable Securities Laws and Exchange Rules.

6.	Standstill

(a)	Until 11:59 p.m. (Montréal time) on the date that is two years from the date hereof, ENI or any of its Affiliates will not, alone or in concert with others, without the prior written consent of NMG or as otherwise expressly permitted or contemplated under this Agreement:

(i)	Purchase, acquire, or offer to purchase (except under the terms of the Subscription Agreement or any other subscription agreement entered into between ENI and NMG following the date hereof) any equity securities of NMG (including Common Shares), except pursuant to:

(1)	a stock dividend or dividend-in-kind paid by NMG or a Subsidiary to all holders of Common Shares, including pursuant to any dividend reinvestment plan of NMG or a Subsidiary;

(2)	a security-based compensation agreement;

(3)	open market purchase of Common Shares following the FID Equity Offering, provided that, at any given time, the aggregate number of Common Shares purchased in all such transactions shall not be more than one percent (1%) of the number of issued and outstanding Common Shares at such time; or

(4)	as otherwise permitted pursuant to Section 5(d);

(ii)	effect, seek, offer or propose, or in any way advise or encourage any other Person to effect, seek, offer or propose (in each case, whether publicly or otherwise):

(1)	any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving NMG or any of its assets; or

(2)	any recapitalization, restructuring, liquidation, dissolution, disposition of a material portion of the assets or other extraordinary transaction with respect to NMG or any of its assets;

(iii)	directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other Person with respect to the voting of any voting securities of NMG;

(iv)	otherwise act in a manner to seek to control the management, Board or the policies of NMG beyond the Board and committees representation provided in this Agreement;

(v)	enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aide, encourage or act in concert with, any other Person in connection with any of the foregoing;

(vi)	make any public announcement of any intention to do or take any of the foregoing or take any action that could require NMG to make a public announcement with respect to any of the foregoing; or

(vii)	attempt to induce any party not to make or conclude any proposal with respect to NMG by threatening or indicating that ENI may take any of the foregoing actions.

(b)	Notwithstanding the foregoing, the limitations and prohibitions set forth in this Section 6 shall no longer apply from the earliest of:

(i)	The date that NMG enters into a definitive agreement with a third party that provides for (1) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of NMG, (2) the date NMG enters into a definitive agreement with a third party that provides for an acquisition of all or substantially all of the assets of NMG, or (3) the date a third party, alone or in concert with others, enters into a definitive agreement to acquire, or acquires, directly or indirectly, more than 50% of the voting securities of NMG; provided, however, that, in the event that the proposed transaction in (1), (2) or (3) is terminated, the limitations and prohibitions set forth in Section 6(a) shall be reinstated;

(ii)	The date NMG makes a public announcement regarding the entering into of an agreement described in paragraph (i) above; and

(iii)	The date a third party publicly announces a plan that provides for any of the change-of-control transactions indicated in paragraph (i) above.

(c)	The provisions of this Section 6 shall not apply to (i) an acquisition or the announcement of an acquisition of NMG shares occurring as a result of ENI’s acquisition of a third party that holds such shares, unless such acquisition is conducted solely for the purpose of avoiding the application of the provisions of this Section 6; and (ii) any confidential offer or proposal made by ENI or its Affiliates to the Board.

7.	Other Covenants of NMG

(a)	NMG shall maintain listing of the Common Shares on the TSX and the NYSE (collectively with the TSX, the “Exchanges”, and individually, an “Exchange”), or another securities or stock exchange approved in advance by ENI, and shall not de-list or resolve to de-list the Common Shares from either Exchange without the prior written consent of ENI, which consent may be withheld in ENI’s sole and absolute discretion, unless such de-listing results from a take-over bid or a business combination or such de-listing results from the graduation from one of the Exchanges to another recognized securities or stock exchange.

(b)	For so long as ENI or any of its Affiliates is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf, to comply, with applicable Anti-Corruption Laws;

(ii)	neither NMG, its Subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of NMG, any Person acting on its behalf, shall:

(1)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment), directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage, or (D) persuading any Government Official or other Person to use its influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(2)	accept, receive, agree to accept or receive, or authorize the acceptance or receipt of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws;

(iii)	NMG shall as soon as practicable and no later than April 30, 2027, institute and maintain, for itself and its Subsidiaries, a risk-based compliance program reasonably designed to ensure compliance with all applicable Anti-Corruption Laws. The compliance program shall include policies and procedures, due diligence on third parties, contract terms and provision, records of payments to third parties (including, without limitation, agents, consultants, representatives and distributors) and Government Officials, reporting mechanism and investigation process, disciplinary measures, training and communications activities, monitoring, oversight and appropriate resourcing. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which NMG adopts an anti-corruption compliance policy/procedures, NMG shall provide a copy of such policy/procedures to ENI, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy/procedures. Upon reasonable request, NMG agrees to provide responsive information to ENI concerning its compliance with Anti-Corruption Laws. NMG shall promptly notify ENI if NMG becomes aware of any violation of Anti-Corruption Laws;

(iv)	NMG shall not be permitted, without the prior written consent of ENI (which consent may be withheld in ENI’s sole and absolute discretion), to amend its stock option plan to provide it with a capacity to issue options which represent a greater number than fifteen percent (15%) of the issued and outstanding Common Shares at any point in time;

(v)	NMG shall not be permitted, without the prior written consent of ENI (which consent may be withheld in ENI’s sole and absolute discretion), to amend its Articles or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), in order to create new voting or participating share classes or series with more favorable rights (including voting rights, rights to dividends and distributions, or rights to the remaining property of NMG upon dissolution, liquidation or winding-up) than the rights pertaining to the Common Shares; and

(vi)	NMG shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of ENI, which consent may be withheld in ENI’s sole and absolute discretion.

(c)	For so long as ENI or any of its Affiliates is a shareholder of NMG, and in connection w NMG carrying out its related responsibilities:

(i)	NMG shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Sanctions;

(ii)	NMG shall as soon as practicable and no later than April 30, 2027, institute and maintain, for itself and its Subsidiaries, a risk-based compliance program commensurate with a company of NMG’s size and stage of development reasonably designed to ensure compliance with Sanctions by itself, its Subsidiaries, and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by any relevant Sanctions Authority. Within 30 days after the date on which NMG adopts such policy, NMG shall provide a copy of such policy to ENI, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to ENI concerning its compliance with Sanctions. NMG shall promptly notify ENI if NMG becomes aware of any violation of Sanctions;

(iii)	NMG shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or in a Sanctioned Territory or with a FEOC; and

(iv)	neither NMG, nor any of its Subsidiaries or their respective directors, officers or employees: (i) (is or) shall be a Sanctioned Person or FEOC; or (ii) to the best knowledge of NMG, (acts or) shall act under the direction of, on behalf of or for the benefit of, a Sanctioned Person or FEOC.

(d)	NMG represents and warrants that, as of the date of this Agreement:

(i)	neither NMG, nor any of its Subsidiaries, or its or their respective employees, directors or officers, conducts any business transaction or activity with a Sanctioned Person or in a Sanctioned Territory or with a FEOC; and

(ii)	neither NMG, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of NMG, indirect owner of one percent (1%) or more interest in NMG as of the date of this Agreement, or any direct or, to the knowledge of NMG, indirect owner that may acquire five percent (5%) or more interest in NMG after the date of this Agreement: (i) is a Sanctioned Person or a FEOC; or (ii) to the best knowledge of NMG, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person or a FEOC.

(e)	Sections 7(c) and 7(d) shall not be interpreted or applied in relation to NMG to the extent that the representations made under Sections 7(c) and 7(d) violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(f)	For so long as ENI is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(ii)	NMG shall as soon as practicable and no later than April 30, 2027, institute and maintain policies and procedures commensurate with a company of NMG’s size and stage of development reasonably designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its Subsidiaries and each of their respective directors, officers, and employees.

(g)	For so long as ENI or any of its Affiliates is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall use best efforts to cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with Human Rights; and

(ii)	NMG shall as soon as practicable and no later than April 30, 2027, institute and maintain policies and procedures reasonably designed to ensure compliance with Human Rights, for itself and its Subsidiaries. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which NMG adopts a Human Rights compliance policy, NMG shall provide a copy of such policy to ENI, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to ENI concerning its compliance with Human Rights. NMG shall promptly notify ENI if NMG becomes aware of any violation of Human Rights.

(h)	NMG shall, and shall cause each of its Subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of NMG and such Subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements, and (B) to maintain accountability for assets.

(i)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, NMG and its Subsidiaries agree to cooperate with any inquiry by Canadian Governmental Entities with respect to NMG’s business (or that of its Subsidiaries) or any past or new investment NMG or its Subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by Canadian Governmental Entities, after due discussion with Canadian Governmental Entities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, NMG and its Subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any Canadian Governmental Entity with respect to any such investment NMG or its Subsidiaries have received or undertaken, or receive or undertake.

(j)	NMG and its Subsidiaries shall promptly inform ENI of any such inquiry, and keep ENI reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving NMG or its Subsidiaries relating to any developments in any regulatory process resulting from such inquiry.

(k)	As applicable under relevant Law, NMG and its Subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on NMG or its Subsidiaries.

(l)	NMG represents and warrants that it and its Subsidiaries have provided, and covenants to provide, to the best of its knowledge, truthful and complete information to Canadian Governmental Entities with respect to inquiries or requests that NMG or its Subsidiaries have received or may receive, as applicable.

(m)	For so long as ENI holds any participation in NMG’s share capital, NMG shall not, without ENI’s prior written consent (which consent may be withheld in ENI’s sole and absolute discretion):

(i)	enter into any agreement in respect of, or otherwise support or recommend, a direct or indirect equity investment in NMG from a Sanctioned Person or a FEOC;

(ii)	enter into any agreement in respect of, or otherwise support or recommend, any of the following transactions with a Sanctioned Person, or a FEOC: (a) a direct or indirect equity investment in an Affiliate of the Corporation that directly or indirectly owns the assets of the Corporation’s Matawinie or Uatnan mine projects (the “Subject Business”), including a joint venture with respect to the Subject Business; (b) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Subject Business; or (c) the acquisition, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Subject Business; except in any case where the failure to enter into any such agreement, or otherwise support or recommend any such transaction, would be inconsistent with the Directors’ fiduciary duties under applicable Laws.

(n)	For so long as the 5% Threshold is met, NMG shall ensure that the rules and procedures regarding the functioning of the Board (including notification periods to call meetings and the means to participate to meetings remotely) as currently set out in NMG’s Articles and By-Laws are not amended in any manner that would place ENI in a less favourable position than as currently provided therein (including, for the avoidance of doubt, by shortening any notification periods of meetings or reducing the means to participation to meetings remotely).

8.	General Provisions

(a)	Crossing of Thresholds. It is understood that, notwithstanding anything to the contrary set forth herein, where this Agreement provides that any rights of ENI terminate upon the 5% Threshold, the 10% Threshold or the 20% Threshold ceasing to be met, such rights shall continue to be applicable (i) during the 20-day period referred to in Section 3(l) and, if ENI delivers an Exercise Notice (or a Supplemental Exercise Notice, as applicable) to NMG, until the closing of the exercise by ENI of the Pre-Emptive Right pursuant to Section 3(f); and (ii) from the moment in which the relevant threshold ceases to be met until (a) if ENI does not deliver the relevant Top-Up Exercise Notice to NMG, the expiry of ENI’s right to deliver such Top-Up Exercise Notice (taking into account, for the avoidance of doubt, any delay resulting from a Blackout Period), and (b) if ENI delivers the relevant Top-Up Exercise Notice to NMG, the date on which ENI and its Affiliates have crossed back above the relevant threshold as a result of the exercise of its Top-Up Right.

(b)	Termination. The provisions in Sections 8(c), 8(d), 8(e), 8(h), 8(i), 8(j), 8(j), 8(k), 8(o), 8(q), 8(r) and 8(s) of this Agreement and this Section 8(a), 8(b), this Agreement shall survive the termination of any of ENI’s rights pursuant to other provisions of this Agreement. Notwithstanding the foregoing:

(i)	the Parties’ rights and obligations under Sections 7(b), 7(c), 7(e), 7(f), 7(g), 7(i), 7(j), 7(k), 7(k) and 7(l) of this Agreement shall survive so long as ENI is a shareholder of NMG;

(ii)	Section 4(a)(ii) of this Agreement shall survive for the periods set forth therein; and

(iii)	the termination of this Agreement shall not affect any of the rights or liabilities of any Party in connection with any breach of this Agreement which may have occurred before ENI ceases to be a shareholder of NMG.

(c)	Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. No waiver of any provision (or any breach thereof) of this Agreement shall constitute a waiver of any other provision (or any breach thereof), nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(d)	Non-Assignment. Neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party. Notwithstanding the foregoing, ENI may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of NMG, to any Affiliate of ENI; provided that (A) any such assignee shall, prior to any such transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to ENI, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, and (B) such assignment and transfer shall not release ENI from any accrued liability for its obligations under this Agreement.

(e)	Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

(f)	Time of the Essence. Time shall be of the essence of this Agreement. Each of the parties hereto shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

(g)	Further Acts. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement.

(h)	Successors and Assigns. This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

(i)	No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(j)	Notices.

(i)	Any notice or other communication to be given hereunder shall be in writing and shall:

(1)	in the case of notice to ENI, be addressed to:

Eni S,p.A.

Via Emilia 1

20097 San Donato Milanese (MI) - ITALY

Attention:	[REDACTED: CONTACT INFORMATION]

Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Eni International B.V.

Strawinskylaan 1163

1077 XX Amsterdam – The Netherlands

World Trade Center | Tower Ten – 11th Floor

Attention:	[REDACTED: CONTACT INFORMATION]

Email:	[REDACTED: CONTACT INFORMATION]

(2)	In the case of notice to NMG, shall be addressed to:

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast L.L.P.

70 rue Dalhousie, Suite 300

Québec, Québec

G1K 4B2

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either Party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 8(j).

(k)	Governing Law. This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

(l)	Dispute Resolution. Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedure in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be: (1) New-York, in the State of New-York, USA, (2) Paris, France, or (3) London, United-Kingdom, at ENI’s choice, and it shall be conducted in the English language. The arbitration award shall be final and binding on the Parties, and the Parties undertake to carry out any award without delay.

(m)	Filing & Disclosure. NMG and ENI shall cooperate with each other in order to file, disclose, or complete such other procedure applicable under the relevant applicable Laws and/or stock exchange rules in order to give full effect to the terms and conditions set forth in this Agreement. If any of the terms and conditions are not permitted under the said Laws and/or rules, then NMG and ENI shall discuss in good faith the necessary adjustments to achieve the similar effect to the terms and conditions set forth herein to the extent possible.

(n)	Confidentiality. The confidentiality obligations and restrictions of the parties contained in the Confidentiality Agreement shall apply to this Agreement as if fully set forth herein.

(o)	Public Notices/Press Releases. No Party shall (i) issue any press release or otherwise make public announcements or disclosures with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), or (ii) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 8(o) shall be subject to each Party’s overriding obligation to make any disclosure or regulatory filing required under applicable Laws and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by applicable Laws, in no circumstances shall any such disclosure by, or regulatory filing of, NMG or any of its Affiliates, include the name of ENI or any related Person set forth in Section 8(j) without ENI’s prior written consent, in its sole discretion.

(p)	Language. The Parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les Parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

(q)	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(r)	Entire Agreement. This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to, or in connection with, this Agreement or in connection with, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof. Nothing in this Section 8(r) limits or excludes any liability for fraud.

(s)	Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered (including by electronic means, e.g., DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:	(s) Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

ENI INTERNATIONAL B.V.

Per:	(s) Paolo Conte
Name: Paolo Conte
Title: Head of Corporate Affairs

[Signature page to Investor Rights Agreement]